SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                               (AMENDMENT NO. 2)*


                                 MEDIABAY, INC.
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                                 Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   58446J 10 8
                                   -----------
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                                 Blank Rome LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
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     Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)

                                  May 18, 2004
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A


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CUSIP NO. 58446J 10 8                                  PAGE   2   OF   4  PAGES
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1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                   Michael Herrick

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) |_|

              (b) |X|
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3             SEC USE ONLY



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4             SOURCE OF FUNDS*

                 PF
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)
              |_|

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
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              7    SOLE VOTING POWER

  NUMBER OF        937,484 (includes options to acquire an aggregate of 350,000
   SHARES          shares of Common Stock) as of May 18, 2004
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
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              8  SHARED VOTING POWER

                          0
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              9  SOLE DISPOSITIVE POWER

                 937,484 (includes options to acquire an aggregate of 350,000 shares of Common Stock) as of May 18, 2004
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              10   SHARED DISPOSITIVE POWER

                          0
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              937,484 (includes options to acquire an aggregate of 350,000 shares of Common Stock) as of May 18, 2004
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.98%
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14            TYPE OF REPORTING PERSON*

                    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 4 Pages

            This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock"), of MediaBay, Inc. (the "Company") to less than 5% of the Company's Common Stock. Except as amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 4.     Purpose of Transaction.

            This Amendment reports the following transaction:

            (a) On May 18, 2004, the Company and the Reporting Person cancelled the Reporting Person's options to purchase 300,000 shares of Common Stock exercisable at $10.375.

Item 5.     Interest in Securities of the Issuer.

            (a) As of May 18, 2004, the Reporting Person beneficially owns an aggregate of 937,484 shares of Common Stock, constituting approximately 4.98% of the outstanding Common Stock.

            (c) See Item 4(a).

            (e) As of May 18, 2004, the Reporting Person ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

            See Items 7-11 of the cover sheet of this Amendment.

Item 7.     Materials to be filed as Exhibits.

            None


                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 18, 2004



                                                /s/ Michael Herrick
                                                --------------------------------
                                                    Michael Herrick

                                Page 3 of 4 Pages